Exhibit 12
GMAC LLC

Ratio of Earnings to Fixed Charges

Nine months ended September 30, ($ in millions)	2006	2005

Earnings
Consolidated net income	$1,248	$2,219
Provision for income taxes	815	1,147
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	(29)	5

Consolidated income before income taxes, minority interest and (income)/loss from equity investees	2,034	3,371
Fixed charges	11,752	9,313

Earnings available for fixed charges	13,786	12,684
Fixed charges
Interest, discount, and issuance expense on debt	11,686	9,239
Portion of rentals representative of the interest factor	66	74

Total fixed charges	$11,752	$9,313
Ratio of earnings to fixed charges	1.17	1.36